Exhibit (d)(8)

First Amendment to the

Amended and Restated Investment Management Agreement

This first Amendment (“Amendment”) is made and effective as of June 2, 2017 to the Amended and Restated Investment Management Agreement dated May 15, 2017, by and between Waddell & Reed Advisors Funds (the “Trust”) and Waddell & Reed Investment Management Company (“WRIMCO”), with respect to each series of the Trust listed in Appendix A (each, a “Fund” and collectively, the “Funds”)(the “Agreement”).

WHEREAS:

A.	The Trust and WRIMCO (each a “Party”, together the “Parties”) agreed to enter into the Agreement which appointed WRIMCO to act as investment adviser to each Fund with respect to the investment of its assets and in general to supervise the investments of each Fund, subject at all times to the direction and control of the Board of Trustees of the Trust, all set forth within the Agreement.

B.	The Parties mutually desire to amend the Agreement as set forth herein.

NOW THEREFORE in consideration of the mutual covenants by each of the parties to this Amendment herein contained, and other valuable consideration (the receipt and sufficiency whereof is hereby acknowledged by each Party), the Parties hereby agree to amend the Agreement as follows:

1.	Section II. B. to the Agreement shall be deleted in its entirety and replaced with the following:

“B.	Subject to the provisions of this Agreement and the requirements of the Investment Company Act of 1940 (and any rules or regulations in force thereunder) (the “1940 Act”), WRIMCO is authorized to appoint one or more qualified investment sub-advisers (each, a “Sub-adviser”) to provide the Funds with certain services required by this Agreement. Each Sub-adviser shall have such investment discretion and shall make all determinations with respect to the investment of the Funds’ assets as shall be assigned to that Sub-adviser by WRIMCO and the purchase and sale of portfolio securities and other financial instruments with respect to those assets.

Subject to the supervision and direction of the Board of Trustees of the Trust, WRIMCO shall:

1.	have overall supervisory responsibility for the general management and investment of the Funds’ assets;

2.	determine the allocation and reallocation of assets among the Sub-advisers, if any; and

3.	have full investment discretion to make all determinations with respect to the investment of Funds’ assets not otherwise assigned to a Sub-adviser.

WRIMCO shall research and evaluate each Sub-adviser, if any, including: performing initial due diligence on prospective Sub-advisers and monitoring each Sub-adviser’s ongoing performance; communicating performance expectations and evaluations to each Sub-adviser; and recommending to the Board of Trustees of the Trust whether a Sub-adviser’s contract should be renewed, modified or terminated. When appropriate, WRIMCO shall also recommend to the Board of Trustees of the Trust changes or additions to the Sub-advisers.”

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on the date and year first above written.

This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

WADDELL & REED ADVISORS FUNDS

By:	/s/ Wendy J. Hills
Wendy J. Hills
Vice President

Date:	May 31, 2017

WADDELL & REED INVESTMENT MANAGEMENT COMPANY

By:	/s/ Philip J. Sanders
Philip J. Sanders
President

Date:	May 26, 2017